

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Registration Statement on Form 10-12G**
> **Filed October 26, 2021**
> **File No. 000-53612**

Dear Mr. Chan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Jenny Chen-Drake, Esq.